UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   NOVEMBER 30, 2004                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE NINE MONTHS ENDED

                           SEPTEMBER 30, 2004 and 2003

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the nine months ended September 30, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2004            2003
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             6,718,622       4,422,334
Amounts receivable and prepaids                         209,249         174,938
Marketable securities (Note 3)                          195,000               -
Spin-off assets transferred (Note 2)                          -         568,199
                                                   ------------    ------------
                                                      7,122,871       5,165,471

EQUIPMENT AND LEASEHOLD IMPROVEMENTS  (Note 5)          110,777          36,186

MINERAL PROPERTIES AND DEFERRED COSTS (Note 6)        5,025,244       1,291,226

SPIN-OFF ASSETS TRANSFERRED (Note 2)                          -       5,596,701
                                                   ------------    ------------
                                                     12,258,892      12,089,584
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                778,509         418,234
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               36,402,832      27,707,597

REDUCTION OF SHARE CAPITAL DUE TO
     TRANSFER OF SPIN-OFF ASSETS (Note 2)            (7,173,864)              -

CONTRIBUTED SURPLUS                                   3,319,336       1,541,116

DEFICIT                                             (21,067,921)    (17,577,363)
                                                   ------------    ------------
                                                     11,480,383      11,671,350
                                                   ------------    ------------
                                                     12,258,892      12,089,584
                                                   ============    ============

APPROVED BY THE BOARD OF DIRECTORS

/s/ JOSEPH GROSSO                , Director
--------------------------------

/s/ ART LANG                     , Director
--------------------------------


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

EXPENSES

Administrative and management services                   91,855          31,666         184,113          89,357
Bank charges and interest                                 2,741           1,731          10,201           7,700
Corporate development and investor relations             42,683          48,491         180,539         132,537
Depreciation                                              4,536           2,732          10,284           8,194
General exploration                                      70,817          30,376         185,853         151,969
Office and sundry                                        21,503           8,569          49,246          21,389
Printing                                                  1,159          14,444          21,532          21,674
Professional fees                                        84,713          58,870         392,171          82,639
Rent, parking and storage                                29,533           6,676          64,086          20,025
Salaries and employee benefits                           84,664          24,623         221,818          72,851
Stock based compensation                                      -         346,080       1,871,360         346,080
Telephone and utilities                                   7,635           4,451          21,704          14,205
Transfer agent and regulatory fees                       16,412          29,875          56,068          65,220
Travel and accommodation                                 63,700           8,124         139,469          24,262
Cost recoveries                                         (58,525)              -         (91,746)              -
                                                   ------------    ------------    ------------    ------------
                                                        463,426         616,707       3,316,698       1,058,102
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (463,426)       (616,707)     (3,316,698)     (1,058,102)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Provision on marketable securities                            -               -        (132,000)              -
Foreign exchange                                        (61,665)          2,760          41,039             437
Gain on disposition of mineral property
    and deferred costs                                        -               -         313,801               -
Interest and other income                                24,543          27,790          76,134          44,501
Reorganization costs                                      7,986               -        (341,603)              -
Income (loss) allocated to spin-off assets                    -          22,655        (131,231)       (266,756)
                                                   ------------    ------------    ------------    ------------
                                                        (29,136)         53,205        (173,860)       (221,818)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (492,562)       (563,502)     (3,490,558)     (1,279,920)

DEFICIT - BEGINNING OF PERIOD                       (20,575,359)    (14,875,363)    (17,577,363)    (14,158,945)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (21,067,921)    (15,438,865)    (21,067,921)    (15,438,865)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS
    PER COMMON SHARE                                     $(0.01)         $(0.02)         $(0.08)         $(0.04)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        42,346,541      34,278,040      40,189,505      31,082,130
                                                   ============    ============    ============    ============




          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $
OPERATING ACTIVITIES

Loss for the period                                    (492,562)       (563,502)     (3,409,896)     (1,279,920)
Items not involving cash
    Depreciation                                          4,536           2,741          10,284           8,194
    Stock based compensation                                  -         346,080       1,871,360         346,080
    Gain on disposition of mineral
       properties and deferred costs                          -               -        (313,801)              -
    Provision on marketable securities                        -               -         132,000               -
    Non-cash portion of allocation to
       spin-off assets                                 (105,594)       (232,043)        (39,024)       (226,404)
                                                   ------------    ------------    ------------    ------------
                                                       (593,620)       (446,724)     (1,749,077)     (1,152,050)
    Decrease (increase) in amounts
       receivable and prepaids                          144,528         (40,868)        (34,312)        (50,514)
    Increase (decrease) in accounts payable
       and accrued liabilities                           70,841          54,556         360,275          15,141
                                                   ------------    ------------    ------------    ------------
                                                       (378,251)       (433,036)     (1,423,114)     (1,187,423)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Proceeds from disposition of spin-off mineral
    properties and deferred costs                             -         108,665               -         108,665
Expenditures on mineral properties and
    deferred costs                                   (1,051,919)       (196,990)     (3,892,742)       (565,172)
Expenditures on spin-off mineral properties                   -        (278,714)       (155,077)       (925,265)
Purchase of equipment and leasehold
    improvements                                          2,081          (3,078)        (84,875)        (13,519)
                                                   ------------    ------------    ------------    ------------
                                                     (1,049,838)       (370,117)     (4,132,694)     (1,395,291)
                                                   ------------    ------------    ------------    ------------

FINANCING ACTIVITIES

Issuance of common shares                             1,440,493       1,088,943       9,116,392       5,667,686
Share issue costs                                             -          (7,500)       (411,237)       (174,801)
Portion of warrants paid to Golden Arrow               (103,059)              -        (103,059)              -
Capital contribution to Golden Arrow                   (750,000)                       (750,000)
                                                   ------------    ------------    ------------    ------------
                                                        587,434       1,081,443       7,852,096       5,492,885
                                                   ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                               (840,655)        278,290       2,296,288       2,910,171

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             7,559,277       4,068,005       4,422,334       1,436,124
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   6,718,622       4,346,295       6,718,622       4,346,295
                                                   ============    ============    ============    ============
CASH AND CASH EQUIVALENTS
    COMPRISED OF:
    Cash                                              1,918,622       1,546,295       1,918,622       1,546,295
    Term deposits                                     4,800,000       2,800,000       4,800,000       2,800,000
                                                   ------------    ------------    ------------    ------------
                                                      6,718,622       4,346,295       6,718,622       4,346,295
                                                   ============    ============    ============    ============



          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         The Company considers that it has adequate resources to maintain its core operations for the next twelve months.


2.       CORPORATE RESTRUCTURING

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the Reorganization the Company continued to hold the Navidad project, while Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company, held all other mineral property interests. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement.

         On completion of the Reorganization,  the Company transferred to Golden
         Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad project;

         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;

         iii)  marketable securities at their recorded values; and

         iv) cash of $750,000, plus nominal cash held by the subsidiary companies.

         The aggregate value of the net assets transferred from the Company to Golden Arrow is as follows:

                                                                         $

         Cash and cash equivalents                                      773,886
         Amounts receivable and prepaids                                  1,091
         Equipment                                                        1,324
         Marketable securities                                          548,840
         Mineral properties and deferred cost                         5,850,123
         Accounts payable and accrued liabilities                        (1,400)
                                                                   ------------
                                                                      7,173,864
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


4.       MARKETABLE SECURITIES

                                                        SEPTEMBER 30, 2004              DECEMBER 31, 2003
                                                   ----------------------------    ----------------------------
                                                     RECORDED          FAIR          RECORDED          FAIR
                                                      VALUE           VALUE           VALUE           VALUE
                                                        $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000          96,000               -               -
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    99,000          99,000               -               -
                                                   ------------    ------------    ------------    ------------
                                                        195,000         195,000               -               -
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly traded companies as partial consideration. See also Note 6(b).


5.       EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2004            2003
                                                         $               $

         Office equipment and computers                 267,262         182,387
         Leasehold improvements                          62,812          62,812
                                                   ------------    ------------
                                                        330,074         245,199
         Less accumulated depreciation                 (219,297)       (209,013)
                                                   ------------    ------------
                                                        110,777          36,186
                                                   ============    ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       MINERAL PROPERTIES AND DEFERRED COSTS


                                                                SEPTEMBER 30, 2004
                                                   --------------------------------------------
                                                      NAVIDAD          OTHER           TOTAL
                                                         $               $               $

         Balance, beginning of period                 1,002,211         289,015       1,291,226
                                                   ------------    ------------    ------------
         Expenditures during the period
                  Assays                                338,119               -         338,119
                  Contractors - access                   46,181               -          46,181
                  Contractors - surveying               113,532               -         113,532
                  Contractors - environmental           137,481               -         137,481
                  Drilling                            1,676,867               -       1,676,867
                  Field supplies                         85,147               -          85,147
                  Geological                            459,787               -         459,787
                  Geochemistry                           32,277               -          32,277
                  Geophysics                            117,152               -         117,152
                  Travel                                 21,578               -          21,578
                  Office                                 23,228               -          23,228
                  Other                                 120,934          50,891         171,825
                  Vehicles                               85,377               -          85,377
                  Foreign value added tax                     -         425,467         425,467
                                                   ------------    ------------    ------------
                                                      3,257,660         476,358       3,734,018
                                                   ------------    ------------    ------------
         Balance, end of period                       4,259,871         765,373       5,025,244
                                                   ============    ============    ============


         (a) The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in Chubut Province in Argentina.

         (b) The Company has signed and will continue to sign joint venture agreements for certain of its non-core properties with other junior exploration companies. The Company normally receives shares in these companies as compensation along with their commitments for exploration expenditures. The issue of these marketable securities is subject to TSX Venture Exchange ("TSXV") approval. The intent is to sell these securities to maximize return to the Company.

         (c)      See also Note 2.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       SHARE CAPITAL

         Authorized:       unlimited common shares without par value
                           100,000,000 preferred shares without par value


         Issued:                                        SEPTEMBER 30, 2004              DECEMBER 31, 2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                        $                               $

         Balance, beginning of period                36,381,452      27,707,597      26,550,606    21,354,823
                                                   ------------    ------------    ------------    ----------
         Issued during the period for:
              Private placements                      1,500,000       4,650,000       2,900,000     2,610,000
              Exercise of warrants                    5,253,635       4,105,466       4,969,066     2,940,428
              Exercise of options                       331,650         237,710       1,855,850       826,800
              Exercise of agent's option                 89,820         123,216         105,930        95,337
         Less:  Share issue costs                             -        (411,238)              -      (188,850)
         Reallocation from contributed
              surplus on exercise of options                  -          93,140               -        69,059
         Portion of proceeds from exercise
         of warrants paid to Golden Arrow                     -        (103,059)              -             -
                                                   ------------    -----------     ------------    ----------
                                                      7,175,105       8,695,235       9,830,846     6,352,774
                                                   ------------    ------------    ------------    ----------
         Balance, end of period                      43,556,557      36,402,832      36,381,452    27,707,597
                                                   ============    ============    ============    ==========


         (a) During the nine months ended September 30, 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,307,500, net of $279,000 agent's commission and $132,238 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued an option to the agent to acquire 200,000 units at $3.25 per unit on or before February 23, 2005. Each unit to be issued on exercise of the agent's option, will consist of one common share and one-half non-transferable share purchase warrant, exercisable on the same terms and basis as the private placement warrants.

         (b)      Stock Options

                  During the nine months ended September 30, 2004, the Company granted 1,462,000 stock options.

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                        Risk-free interest rate             2.38%
                        Estimated volatility                 77%
                        Expected life                     2.5 years
                        Expected dividend yield               0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $1.28 per share.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       SHARE CAPITAL (continued)

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at September 30, 2004, and the changes for the nine months ended September 30, 2004, is presented below:

                                                      OPTIONS        WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND          EXERCISE
                                                    EXERCISABLE        PRICE
                                                                         $

                  Balance, beginning of period        2,528,150        1.32
                  Granted                             1,462,000        3.10
                  Exercised                            (331,650)       0.83
                                                   ------------
                  Balance, end of period              3,658,500        2.09
                                                   ============

                  Stock options outstanding and exercisable at September 30, 2004, are as follows:


                       NUMBER           EXERCISE PRICE       EXPIRY DATE
                                             $
                      205,000               0.40             July 19, 2006
                      119,000               0.50             May 2, 2007
                      117,500               0.50             September 23, 2007
                       90,000               0.84             March 7, 2008
                      300,000               0.90             May 30, 2008
                    1,365,000               1.87             August 27, 2008
                    1,462,000               3.10             March 24, 2009
                    ---------
                    3,658,500
                    =========

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at September 30, 2004, and the changes for the nine months ended September 30, 2004, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        6,042,448
                  Issued                                                794,910
                  Exercised                                          (5,253,635)
                  Expired                                               (21,100)
                  Cancelled                                             (38,955)
                                                                   ------------
                  Balance, end of period                              1,523,668
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7. SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants outstanding at September 30, 2004 are as follows:


                       NUMBER          EXERCISE PRICE        EXPIRY DATE
                                            $
                      773,668              0.90              March 16, 2005
                      750,000              3.70              February 23, 2005
                    ---------
                    1,523,668
                    =========

                  The Company pays a portion of the proceeds received from the exercise of warrants which were outstanding as of July 7, 2004, to Golden Arrow. Golden Arrow will issue one common share of its share capital on the exercise of every ten shares pursuant to the exercise of the Company's warrants.

         (d) See also Note 12.


8.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended September 30, 2004, the Company was charged $347,178 by current and former directors and officers and by companies controlled by directors and officers of the Company, for accounting, management, and consulting services provided.

         (b) The Company leases its office premises from a private corporation controlled by the President of the Company. During the nine months ended September 30, 2004, the Company paid $55,538 for rent.

         (c) The Company shares its office facilities with Amera Resources Corporation ("Amera"), a public company with common management. During the nine months ended September 30, 2004, the Company received $79,367 from Amera for shared rent and administration costs.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on September 30, 2004, the amount under the agreement would be $1,026,000.

         (e) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the nine months ended September 30, 2004.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


9.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:


                                                                SEPTEMBER 30, 2004
                                                   --------------------------------------------
                                                                      MINERAL
                                                     CORPORATE      OPERATIONS
                                                      CANADA         ARGENTINA         TOTAL
                                                        $                $               $

         Current assets                               7,097,667          25,204       7,122,871
         Equipment and leasehold improvements           103,744           7,033         110,777
         Mineral properties and deferred costs                -       5,025,244       5,025,244
                                                   ------------    ------------    ------------
                                                      7,201,411       5,057,481      12,258,892
                                                   ============    ============    ============


10.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2004            2003
                                                         $               $
         Investing activities

              Proceeds on disposition of
                  mineral properties                    327,000               -
              Acquisition of marketable securities     (327,000)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Financing activities

              Shares issued on exercise of options       93,140               -
              Contributed surplus                       (93,140)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Other supplemental cash flow information:

                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2004            2003
                                                         $               $

             Interest paid in cash                            -               -
                                                   ============    ============
             Income taxes paid in cash                        -               -
                                                   ============    ============


11.      LEGAL

         In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company, asserting that the Company unlawfully used confidential information, and is seeking damages and a constructive trust over the Navidad Project and other surrounding properties in Chubut Province, Argentina. The Company is defending this action and the outcome is not determinable.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


12.      SUBSEQUENT EVENT

         Subsequent to September 30, 2004, the Company issued 110,000 common shares for $257,500 on the exercise of stock options and warrants.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004


INTRODUCTION

The following management discussion and analysis and financial review should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements dated December 31, 2003 and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CORPORATE REORGANIZATION

On May 3, 2004 the Company announced a proposed corporate reorganization (the "Reorganization"). Shareholders approved the Reorganization on June 24, 2004 and thereafter all necessary court and regulatory approvals were received. The Reorganization was effective as of July 7, 2004.

The effect of the Reorganization was to transfer the Company's non-Navidad mineral properties to a newly incorporated company along with $750,000 of operating cash, marketable securities and the joint venture agreements relating to the transferred properties (the "Transferred Assets"). The Company retained the Navidad mineral property and certain other mineral properties located in central Chubut Province and all other assets and liabilities, except for the Transferred Assets. The shareholders of the Company received shares in the new company, Golden Arrow Resources Corporation ("Golden Arrow"), which resulted in identical ownership by the shareholders before and after the Reorganization.

The restatement of the Company's prior period financial statements is described in Note 2 to the September 30, 2004 financial statements. Canadian GAAP requires that the Transferred Assets and certain of the Company's General and Administrative expenses and Other Items be restated. The Transferred Assets are described as "Spin-Off Assets Transferred to Golden Arrow' and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This restatement did not change previously reported losses.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in Argentina. The Company's strategy has been to acquire properties for the purpose of mineral exploration and exploitation. In the event the Company discovers mineralization capable of economic production, it intends to develop or seek a joint venture partner and/or to sell all or a portion of its interest in the subject property to finance the development of such property. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc. ("Aquiline"), commenced an action against the Company seeking damages and a constructive trust over the Navidad properties. The Company believes the Aquiline legal action is without merit and is vigorously defending itself. A Statement of Defense has been filed. At this date the outcome is not determinable. The trial has been set for October 11, 2005 in Vancouver, British Columbia.

At the Company's June 24, 2004 Annual General and Special Meeting Messrs. Carlson, Grosso, Angus, Idziszek, Hurd, Cacos, Lang, Terry and Horton were elected to the Board of Directors. The officers appointed by the Board are Gerald Carlson as Chairman, Joseph Grosso as President, Art Lang as Vice-President and Chief Financial Officer, David Terry as Vice-President, Exploration and Nikolas Cacos as Corporate Secretary. On October 6, 2004 Nikolas Cacos and Sean Hurd resigned as directors. Mr. Cacos continues as the Corporate Secretary of the Company.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of high-grade silver-lead mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut, Argentina. A Phase I drilling program was completed in late March 2004 and a Phase II, $2,100,000 drill program commenced in late May 2004 and was completed in September 2004. Subsequent to completion of the Phase II program, a program of surface exploration including prospecting, geological mapping, ground geophysics and soil sampling was commenced. A Phase III drilling program commenced November 26, 2004. The Company has an ongoing program of environmental baseline data collection in the project area.

The Company announced results of a resource calculation on May 25, 2004. Snowden Mining Consultants Inc. completed a resource estimation at Galena Hill, the first systematically drilled target on the Navidad property which includes Indicated Resource of 207 million ounces of silver and 1.1 million tones of lead at a 50 g/t silver equivalent cut-off grade including: 117 million ounces of silver and 495,047 tonnes of lead at a 300 g/t silver equivalent cut-off grade and Inferred Resource of 36 million ounces of silver and 56,776 tonnes of lead at a 50 g/t silver equivalent cut-off grade. This includes only the Galena Hill deposit and portions of the adjacent Connector zone and does not include known and interpreted mineralization in other areas of the property which were the primary focus of the Phase II drilling program.

Phase II drilling comprised 9,596 metres of diamond core drilling in 67 holes and 5,210 core sample analyses, including quality control samples, bringing the life of the project totals to 18,456 metres in 120 holes and 10,548 core sample analyses in less than one year since the first hole was drilled. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. During Phase II, two drill holes were completed within the Galena Hill indicated resource to obtain samples for metallurgy. Results from the Phase II program have been described in News Releases dated July 8, July 27, September 8, September 15, September 28 and October 13, 2004, highlights of which are discussed below.

NAVIDAD HILL:

During the Phase II drill program 33 additional holes were drilled on the Navidad Hill Zone. In addition to the structurally controlled mineralization previously identified at Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill. This style of mineralization demonstrates potential for moderate to high grade, bulk-tonnage silver targets around the south, east and west sides of Navidad Hill and into the Connector Zone.

Intercepts of structurally controlled, near vertical mineralized bodies included hole NV04-110 which intersected 61.50 metres of 128 grams per tonne silver including 5.34 metres of 1,006 grams per tonne silver on the top of Navidad Hill. Highlights of stratigraphically-controlled mineralization include the exceptional intercept from NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver beginning at 16.5 metres depth. Drill hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5millimetres in size. Mineralization occurs on the western flank of the Navidad volcanic dome and, as is common in other zones at the project, is strongest at the contact between overlying mudstone and trachyandesitic volcanic rocks. The mineralization is believed to be stratigraphically controlled and to be gently dipping to the southwest. Based on this assumption, the true thickness of this zone is interpreted to be 85-90% of the intersection. Tightly spaced, follow-up drilling will be required to fully define this very high-grade zone. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per ton) including 5.97 metres of 4,579 grams per tonne
(133.7 ounces per ton) in hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per ton) in hole 112.

CONNECTOR ZONE:

A total of twelve new holes were drilled in the Connector Zone area during the Phase II drill program. Similarly to the adjacent Navidad Hill Zone, the Phase II drilling demonstrates that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole 90). Highlights from this mineralization style include
46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern Connector Zone (holes 32, 86, 87 and 108), the controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface (most holes in this area have been drilled towards the northeast to cross the dominant structural trend) and intersected an impressive 485 grams per tonne silver over
39.0 metres. Mineralization in hole 108 is of a somewhat different style than that seen on surface and in adjacent holes; it comprises breccia with sulfide infilling that was not seen in adjacent holes 32 and 87. Additional drilling will be required to test the extent of these new high-grade intersections at the Connector Zone which remains open towards the northeast.

An independent resource estimate for the Navidad Hill and Connrctor Zone target areas is currently being prepared by Snowden Mining Industry Consultants Inc. based on the Phase I and II drilling.

CALCITE HILL:

A single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from 70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver. Hole 88 is located approximately 400 metres west of the nearest holes on Navidad Hill. The major Calcite Hill silver-lead soil anomaly is located a further 340 metres to the northwest of hole 88. The mineralization in NV04-88 is generally similar in character to the stratigraphically controlled mineralization at Galena Hill and comprises galena and barite with minor amounts of native silver (native silver had not been observed in any of the drill core from the Navidad Project prior to hole 88). This opens up significant potential for extending the blind mineralization discovered in NV04-88 both to the southeast towards Navidad Hill and northwest towards the soil anomaly.

ESPERANZA TREND:

In total 9 new drillholes were completed in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in hole 62 and 2.6 metres of 513 grams per tonne silver in hole 79. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including 4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also 6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6 kilometre Esperanza Trend.

BARITE HILL:

A total of 8 holes were completed at Barite Hill. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena hill, they have generally lower silver and lead values. The most significant intercept was from hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

LOMA DE LA PLATA:

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through regional soil sampling. The Loma de la Plata zone is defined by high silver values in rock samples and a silver in soil anomaly that is similar in magnitude to those that cover both the Galena Hill Deposit and Navidad Hill Zone. The zone comprises a 350 x 400 metre zone of greater than 10 grams per tonne silver within a 500 x 1,100 metre zone of predominantly greater than 2 parts per million silver in soil samples. Values from 5.8 to 6,510 grams per tonne silver have been obtained from 12 rock chip and float samples with 5 of the 12 samples returning greater than 1,000 grams per tonne silver.

Preliminary geological assessment indicates that silver mineralization is hosted by a similar sequence of volcanic and sedimentary rocks, and in a similar
stratigraphic   position,   to  those  that  host  the  Galena   Hill   deposit.
Mineralization consists of breccias and zones of calcite-barite veinlets with minor amounts of lead and copper sulphides and occasional native silver within andesitic volcanic rocks. Crews are currently on site mapping and sampling this new zone in greater detail.

The Company has 18 exploration properties in Chubut Province in addition to Navidad, several of which are the subject of joint venture agreements. The parties to the joint venture agreements in this region have agreed not to seek TSXV approval for the agreements until certain legal and political uncertainties can be resolved. Accordingly the Company does not expect to complete the terms of the agreements in 2004.

The following discussion and comparison of the Company's general and administrative expenses and operations does not attempt to compare the restated prior period expenses and operations which have been restated as a result of the Reorganization. In the opinion of management the Company's costs and expenses will not be materially reduced as a result of the Reorganization.

SUMMARY OF FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

The Company reported a consolidated loss of $3,490,558 ($0.08 per share) in the current period, an increase of $2,210,638 from the loss of $1,279,920 ($0.04 per share) in 2003. The increase in the loss in 2004, compared to 2003, was due to a number of factors of which $2,258,596 can be attributed to operating expenses while the net of other items decreased by $47,958.

RESULTS OF OPERATIONS

CORPORATE COSTS AND OTHER INCOME

GENERAL AND ADMINISTRATIVE EXPENSES

The Company's operating expenses for the nine months ended September 30, 2004 were $3,316,698 (excluding $339,516 of operating expenses to June 30, 2004 which have been reclassified as Loss Allocated to Spin-Off Assets). This is an increase of $2,210,638 from the comparable 2003 period. A significant portion of the increase for 2004 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. In the nine months ended September 30, 2004 the Company recorded a non-cash expense of $1,871,360. During 2003 the Company a non-cash expense of $346,080 and disclosed a pro-forma charge for stock options granted to its employees and directors of $910,578. Had the Company applied retroactive treatment it would have recorded this amount as an expense in the 2003 period. Other increases in the operating expenses can be attributed to the Company's increase in staff and activities driven by Navidad. The Company has added staff and new office space and has incurred additional operating expenses as a result of this increase in activity. Administrative and management services increased $94,756, corporate development and investor relations increased $48,002, office expense increased $27,857. Travel increased $115,207 due to the attendance and participation in various conferences. The increase in salaries of $148,967 includes a retiring allowance for the Company's former CFO, William Lee, and the addition of personnel. The increase of $309,532 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action and substantially increased costs of compliance with reporting requirements. General exploration increased $33,884 as activities have been focused on areas around the Navidad property. Cost recoveries from Amera increased $75,062. Cost recoveries from Golden Arrow, which commenced in July 2004, were $27,500. A portion of the operating expenses for the first six months of 2004 ($339,516) and the nine months in 2003 ($502,054) have been reclassified as Loss Allocated to Spin-Off Assets as discussed in Note 2. This has had the effect of reducing the General and Administrative expenses reported in the September 30, 2004 consolidated financial statements.

OTHER ITEMS

During 2004 the Company recorded a gain of $313,801 from the farm out of interests in its mineral properties and a provision for the write down of the carrying value of marketable securities of $132,000 to reflect a reduction in the current market value. In 2004 the Company received marketable securities from Tinka Resources Limited (300,000 shares, deemed value $147,000) and Consolidated Pacific Bay Minerals Ltd. (900,000 shares, deemed value $180,000) from sale or farm out of its interests in mineral properties. The amounts reported in the September 30, 2004 consolidated financial statements represent farm outs which remained with the Company. In 2003 no gains, losses or provisions for losses were recorded. Marketable securities are received by the Company as a result of the joint venturing of certain of its non-core properties. The Company's intent is to sell these securities to maximize return to the Company, not to trade its holdings. Interest and other income increased $31,633 primarily as a result of an increase of funds on deposit. The Company also recorded an increase in a gain from foreign exchange of $41,039 in this period. Cost of $341,603 for fees and expenses related to the Reorganization have been recorded in this period. The Loss Allocated to Spin-Off Assets represents the allocated expenses of the assets transferred to Golden Arrow as discussed in Note 2.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian GAAP.

                                                   --------------------------------------------
                                                             YEARS ENDED DECEMBER 31,
                                                                     (AUDITED)
                                                   --------------------------------------------
                                                       2003            2002            2001
                                                         $               $               $

 INCOME STATEMENT DATA:

 Total Revenues                                             Nil             Nil             Nil
 General and Administrative Expenses                  2,503,041         509,980         283,159
 Loss from Continuing Operations                     (2,449,243)       (485,331)       (182,731)
 Loss from Spin-Off Assets                             (969,175)       (954,775)       (699,144)
 Net Loss                                            (3,418,418)     (1,440,106)       (881,875)
 Net Loss per Common Share Basic and Diluted              (0.11)          (0.06)          (0.06)


SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                         ------------------------------------     ---------------------------------------------------     ---------
                                          2004                                            2003                               2002
                         ------------------------------------     ---------------------------------------------------     ---------
                          SEP. 30       JUN. 30       MAR. 31       DEC. 31       SEP. 30       JUN. 30       MAR. 31       DEC. 31
                             $             $             $             $             $             $             $             $

OPERATIONS:

Revenues                      Nil           Nil           Nil           Nil           Nil           Nil           Nil           Nil

Loss from continuing
     operations          (492,562)     (466,021)   (2,400,744)   (1,436,078)     (586,158)     (243,728)     (183,279)     (171,465)

Income (loss) allocated
     to Spin-off assets      (nil)     (355,252)      224,021      (702,420)      (22,656)     (163,658)     (125,753)     (315,483)

Net loss                 (492,562)     (821,273)   (2,176,273)   (2,138,439)     (563,502)     (407,386)     (309,032)     (486,948)

Loss per share              (0.01)        (0.02)        (0.06)        (0.07)        (0.02)        (0.01)        (0.01)        (0.02)

Fully diluted loss per
     share                  (0.01)        (0.02)        (0.06)        (0.07)        (0.02)        (0.01)        (0.01)        (0.02)


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 2004 was $6,718,622, compared to $4,454,241 at December 31, 2003. The increase in cash is primarily due to the completion of a financing and exercise of warrants from previous financings. In February 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763 net of costs of $411,237. In addition, through September 30, 2004, the Company has received $4,466,392 from the exercise of warrants and stock options. Subsequent to September 30, 2004 the Company has received a further $257,500 from the exercise of stock options and warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. A Phase III budget for the Navidad project has been approved in the amount of $2,200,000. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs or the acquisition of projects.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

RELATED PARTY TRANSACTIONS

The directors provided services to the Company and were paid $347,178 for the nine months ended September 30, 2004. Mr. W. Lee, the former CFO, was paid salary and retiring allowance of $68,769; Mr. A. Lang, director and the current CFO, was paid salary of $38,670; Mr. D. Terry, director and Vice President, Exploration, was paid fees of $28,000; Mr. N. Cacos, the Corporate Secretary and a former director, was paid fees of $13,475; Mr. Sean Hurd, investor relations manager and a former director, was paid fees of $21,600; Mr. Gerald Carlson, director and Chairman of the Board was paid fees of $39,800, $60,364 was paid to a company with which Mr. Angus, a director of the Company, is associated and Mr.
J. Grosso, the President and CEO, was paid fees of $76,500. The Company leases a portion of its office premises from a private company controlled by the President and paid rent of $55,538 during the nine months ended September 30, 2004. Note 8 to the September 30, 2004 interim consolidated financial statements and Note 7 to the December 31, 2003 consolidated financial statements discusses the material related party transactions.

OPERATING CASH FLOW

Cash outflow from operating activities in the nine months to September 30, 2004 was $1,423,114 compared to cash outflow in the comparable of 2003 of $1,187,423.

FINANCING ACTIVITIES

In the nine months to September 30, 2004 the Company received $9,116,392, from the sale of common shares, less costs of $411,237 compared to $5,667,686, less costs of $174,801 in the 2003 period.

INVESTING ACTIVITIES

Investing activities required cash of $4,132,694 in the nine months to September 30, 2004 (2003 - $1,395,291), these investing activities were for expenditures on mineral properties of $3,892,742 (2003 - $561,172) on the Navidad property and $155,077 for expenditures on the spin-off mineral properties (2003 - $925,265); $84,875 for additions to equipment and leasehold improvements (2003 - $13,519); in the 2003 period proceeds from the disposal of spin-off mineral properties were $108,665.

CONTRACTUAL COMMITMENTS

The Company has lease commitments for office premises that require payments of $77,000 and $26,500 annually. Commitments for payments on mineral properties have been assumed by Golden Arrow.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Notes 2 and 3 of the Company's consolidated financial statements for the year ended December 31, 2003 and the interim consolidated financial statements for the nine months ended September 30, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. No write offs were required in the current quarter.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. For a more complete discussion of these risks and others, reference should be made to the Company's Management Proxy Circular of May 14, 2004.

INVESTOR RELATIONS

The Company currently does not engage the services of outside investor relations consultants. Mr. Sean Hurd, a director, is the Company's Investor Relations Manager and coordinates investor relations activities. The Company updates its website (www.imaexploration.com) on a continuous basis.

OUTSTANDING SHARE DATA

The Company's authorized share capital is an unlimited number of common shares and 100,000,000 preferred shares all without par value. As at September 30, 2004, there were 43,556,557 outstanding common shares. As at September 30, 2004, there were 3,658,500 stock options which were outstanding and exercisable, with exercise prices ranging between $0.40 and $3.10 per share. In addition, on September 30, 2004, there were 1,523,668 warrants outstanding which expire at various times until March 16, 2005, with exercise prices ranging between $0.90 and $3.70 per share. More information on these instruments and the terms of their conversion are set out in Note 7 to the Company's September 30, 2004 interim consolidated financial statements.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, JOSEPH GROSSO, CHIEF EXECUTIVE OFFICER of IMA EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of IMA Exploration Inc. the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    November 29, 2004



         /s/ Joseph Grosso
         -----------------------
         Joseph Grosso
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, ART LANG, CHIEF FINANCIAL OFFICER of IMA EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of IMA Exploration Inc. for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    November 30, 2004


         /s/ Art Lang
         -----------------------
         Art Lang
         Chief Financial Officer